[  ] Check box if no longer subject to Section 16.
     Form 4 or Form 5 obligation may continue.
     See Instruction 1(b).
     ---

                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940



-------------------------------------------------------------- --------------------------    ---------------------------------------
1.  Name and Address of Reporting Person*                      2.  Issuer Name and Ticker    6.  Relationship of Reporting Person(s)
                                                                    or Trading Symbol             to Issuer (Check all applicable)
Winslow            Teresa            F.                            DENDRITE INTERNATIONAL,      --- Director     X 10% Owner
--------------------------------------------------------------      INC. ("DRTE")                X  Officer        Other (specify
(Last)           (First)          (Middle)                         Nasdaq National Market       ---              --        below)
                                                                                                    (give title below)
                                                                                                    SENIOR VICE PRESIDENT AND
                                                                                                    PRESIDENT, AMERICUS DIVISION
-------------------------------------------------------------- --------------------------    --------------------------------------
                                                               3.  IRS Idendtification       4.  Statement for Month/Year
                                                                   Number of Reporting
         14 Colt Road                                              Person, if an Entity            DECEMBER 2000
--------------------------------------------------------------     (Voluntary)
                  (Street)

Summit             NJ                       07901              ---------------------------   ------------------------------------
-------------------------------------------------------------- 5.  If Amendment, Date        7.  Individual or Joint/Group Filing
(City)             (State)                  (Zip)                  of Original (Month/Year)       (Check applicable line)
                                                                                               X  Form filed by one Reporting Person
                                                                                               --
                                                                                                  Form filed by more than one
                                                                                               -- Reporting Person




Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

-------------------------------------------------------------- ----------------------------------- ---------------------------------
1.   Title of Security                                         2. Transaction Date                 3.  Transaction Code
     (Instruction 3)                                             (Month/Day/Year)                     (Instr. 8)
                                                                                                       Code         V
-------------------------------------------------------------- ----------------------------------- ---------------------------------
    Common Stock                                                   12/7/00                              M (1)
-------------------------------------------------------------- ----------------------------------- ---------------------------------
    Common Stock                                                   12/7/00                              M (1)
-------------------------------------------------------------- ----------------------------------- ---------------------------------
    Common Stock                                                   12/7/00                              M (1)
-------------------------------------------------------------- ----------------------------------- ---------------------------------




4.   Securities Acquired (A) or Disposed of (D)      5.  Amount of Securities      6.  Ownership Form:    7.  Nature of Indirect
     (Instr. 3, 4 and 5)                                 Beneficially Owned at         Direct (D) or          Beneficial Ownership
                                                         End of Month                  Indirect (I)           (Instr. 4)
                                                         (Instr. 3 and 4) (1)          (Instr. 4)
     Amount         (A) or (D)     Price
-----------------------------------------------      --------------------------    ---------------------  ------------------------
    5,476            A (1)         $10.50                                                   D
-----------------------------------------------      --------------------------    ---------------------  ------------------------
    3,750            A (1)         $ 2.6459                                                 D
-----------------------------------------------      --------------------------    ---------------------  ------------------------
    19,729           A (1)         $ 3.4792                    58,728                       D
-----------------------------------------------      --------------------------    ---------------------  ------------------------

-----------------------------------------------      --------------------------    ---------------------  ------------------------

(1) ON DECEMBER 7, 2000, MS. WINSLOW EXERCISED STOCK OPTIONS FOR 5,476 SHARES, 3,750 SHARES, AND 19,729 SHARES, RESPECTIVELY, AND CONTINUES TO HOLD THE SHARES (NO SALE OF SHARES INTO THE MARKET).


    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------- ------------  ------------ --------------- -------------------- ---------------------- ---------------------
1. Title of       2. Conversion 3. Trans-    4. Transaction  5. Number of         6. Date Exercisable     7. Title and Amount
   Derivative        or            action        Code           Derivative           and Expiration          of Underlying
   Security          Exercise      Date         (Instruction    Securities           Date (Month/Day/        Securities
   (Instr. 3)        Price of      (Month/        8)            Acquired (A)         Year)                   (Inst. 3 and 4)
                     Derivative    Day/ Year)                   or Disposed of
                     Security                                   (D) (Inst. 3,
                                                                4, and 5)


                                            ------- ------- ---------- --------- ----------- ---------- ----------- ---------
                                             Code      V       (A)       (D)     Date        Expiration  Title      Amt or
                                                                                 Exercisable Date                   # of
                                                                                                                    Shares
----------------- ------------ ------------ ------- ------- ---------- --------- ----------- ---------- ----------- ---------
   Options to      $ 10.50       12/7/00      M                          5,476       (3)      05/20/05  Common         5,476
Purchase Common                                                                                           Stock
  Stock(2)(3)
----------------- ------------ ------------ ------- ------- ---------- --------- ----------- ---------- ----------- ---------
   Options to      $  2.6459     12/7/00      M                          3,750       (4)      01/25/07  Common         3,750
Purchase Common                                                                                           Stock
  Stock(2)(4)
----------------- ------------ ------------ ------- ------- ---------- --------- ----------- ---------- ----------- ---------
   Options to      $  3.4792     12/7/00      M                         19,729       (5)      05/01/07  Common        19,729
Purchase Common                                                                                           Stock
  Stock(2)(5)
----------------- ------------ ------------ ------- ------- ---------- --------- ----------- ---------- ----------- ---------


8.  Price of        9. Number of Derivative         10. Ownership Form          11. Nature of Indirect
    Derivative         Securities Beneficially          of Derivative               Beneficial
    Security           Owned at End of Month            Security:  Direct (D)       Ownership
    (Instruction 5)    (Instruction 4)                  Indirect (I)                (Instruction 4)
                                                        (Instruction 4)
    ---------------    ---------------                  ------------                ---------------
     N/A                   245,722                           D
    ---------------    ---------------                  ------------                ---------------
     N/A                   245,722                           D
    ---------------    ---------------                  ------------                ---------------
     N/A                   245,722                           D
    ---------------    ---------------                  ------------                ---------------

Explanation of Responses:

(2) Such options become exercisable as follows: 25% on the first anniversary of the date of grant, and the remaining 75% shall become exercisable pro-rata on a monthly basis over the following three years thereafter, whereby 1/48th of such remaining options shall vest on each one month anniversary after the first anniversary of the date of grant.

(3)  Stock Options granted on May 21, 1996

(4)  Stock Options granted on January 16, 1997

(5)  Stock Options granted on May 2, 1997



                TERESA F. WINSLOW                              12/14/00
              ________________________________________    ________________
                **Signature of Reporting Person                Date


         ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note: File three copies of this Form, one or which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.